Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2025 ELLOMAY CAPITAL LTD. Extraordinary General Meeting of Shareholders January 30, 2025, 3:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY ELLOMAY CAPITAL LTD. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 30, 2025 The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Kalia Rubenbach (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at an Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, on Thursday, January 30, 2025, at 3:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged) (the “Proxy Statement”): WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL SET FORTH HEREIN. FOR THE FULL TEXT OF THE RESOLUTION AND ADDITIONAL DETAILS SEE THE PROXY STATEMENT. With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors. (Continued, and to be marked, dated and signed, on the other side)

2025 Extraordinary General Meeting of Shareholders ELLOMAY CAPITAL LTD. 18 Rothschild Boulevard, 1st Floor Tel-Aviv 6688121, Israel To be held on January 30, 2025, 3:00 p.m., Israel PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Please mark your votes like this X To approve the terms of service and compensation of Mr. Ben Sheizaf as set forth in the Proxy Statement, effective November 25, 2024, and to determine that this resolution is for the benefit of the Company. FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date , 2025 Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name.